Exhibit 99.16

Consent of Sue Bird

The undersigned hereby consents to (i) the references to, and the information derived from, the technical report entitled “NI 43-101 Mineral Resource Estimate for the Whistler Project”, dated effective June 11, 2021 and with an amended date of issue of October 29, 2021; and (ii) the references, as applicable, to the undersigned's name, which are included in or incorporated by reference in the (a) Annual Information Form for the fiscal year ended November 30, 2021 of GoldMining Inc. (the "Company") being filed as an exhibit to the Company's Annual Report on Form 40-F for the fiscal year ended November 30, 2021, being filed by the Company with the United States Securities and Exchange Commission and any amendments thereto, and (b) Registration Statement on Form F-10/A (No. 333-255705) of the Company previously filed with the United States Securities and Exchange Commission.

/s/ Sue Bird
Sue Bird, P.Eng.

Dated: February 28, 2022